                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                          ALPENA POWER RESOURCES, LTD.
                                (Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         The Claimant ALPENA POWER RESOURCES, LTD., is a holding company, a Michigan corporation, incorporated and organized in 2000, which became a holding company on January 2, 2001, and which holds an interest in the following subsidiaries each of which is organized under the laws of the State of Michigan:

         (a) Alpena Power Company, a Michigan corporation, a public electric utility;

         (b) West Dock Properties, LLC, a Michigan limited liability company, owner of real and personal property;

         (c) Sunrise Side Energy, LLC, a Michigan limited liability company, owner of a 50% membership interest in an electric generation company, Alpena Power Generation, L.L.C.

         (d) Alpena Power Generation, L.L.C., a Michigan limited liability company, owner and operator of four electric power generating facilities utilizing diesel engine generators, which generates electric power sold at wholesale only.

         The business address of the Claimant and each of its subsidiaries is:

                              310 N. Second Avenue
                             Alpena, Michigan 49707

         2. A brief description of the properties of the claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver of receive electric energy or gas at the borders of such State.

         (a) Claimant (Alpena Power Resources, Ltd.).

         The properties of the claimant used for the generation, transmission, or distribution of electric energy for sale consist of all of the issued and outstanding common stock of Alpena Power Company; a 100% membership interest in West Dock Properties, LLC; and a 100% membership interest in Sunrise Side Energy, LLC.

         (b) Subsidiary (Alpena Power Company).

         All of Alpena Power Company properties are located within the State of Michigan. Alpena Power Company provides retail electric services to approximately 16,000 customers in parts of four counties in Northeastern Lower Michigan.

         Alpena Power Company owns no electric generating plants. Alpena owns approximately 13 circuit miles of 138 kV radial lines that run to two substations and from one of those substations on to one large industrial customer. Alpena owns approximately 68 circuit miles of 34.5 kV lines which, after transformation at 15 substations, connect to distribution lines with nominal voltages below 34.5 kV or to individual customers. All of Alpena Power Company's facilities used for the transmission of electricity, including the 138 kV lines, 34.5 kV lines, associated facilities, and all retail meter facilities, have been classified as local distribution facilities by the Michigan Public Service Commission.

         Alpena owns several parcels of real property utilized for office and operational facilities.

         (c) Subsidiary (West dock Properties, LLC)

         West Dock Properties, LLC, among its other holdings, owns three parcels of real property (with buildings thereon) in Alpena County, Michigan, which are leased to Alpena Power Generation, LLC for the housing of diesel generators. See 2(d) below.

         (d) Subsidiary (Alpena Power Generation, L.L.C.)

         All of Alpena Power Generation, L.L.C.'s property and facilities are located within the State of Michigan. Alpena Power Generation, L.L.C. has four diesel powered electric generating sites as follows:

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                                      Engines                      Total
         Site/Location             Number/Capacity             Site Capacity
         -------------             ---------------             -------------

         Calcite                   10 Caterpillar
         Rogers City, Michigan     diesel engines                18.25 MW
                                   @ 1.825 MW each


         Rockport                   5 Caterpillar                9.125 MW
         Alpena, Michigan           diesel engines
                                   @ 1.825 MW each

         Long Lake                   5 Cummins
         Alpena, Michigan          diesel engines                    9 MW
                                   @ 1.8 MW each

         Lake Winyah               10 Caterpillar
         Alpena, Michigan          diesel engines                18.25 MW
                                   @ 1.825 MW each


         3. The following information for calendar year 2002 with respect to claimant and each of its subsidiary public utility companies:


                                                   Alpena       Alpena Power
                                                    Power       Generation,
                                       Claimant    Company         L.L.C.
                                       --------    -------         ------

(a) Number of kWh of electric energy     None    299,048,166      162,808
    sold (at retail or wholesale)                 (retail)      (wholesale)

(b) Number of kWh of electric energy     None        None           None
    distributed outside of Michigan

(c) Number of kWh of electric energy     None        None           None
    sold at wholesale outside of
    Michigan or at Michigan state line

(d) Number of kWh of electric energy     None        None           None
    purchased outside of Michigan or
    at the Michigan state line

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         None.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         None.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         None.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         None.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         None.




                                    EXHIBIT A
                              --------------------

         A consolidating statement of income and surplus of Alpena Power Resources, Ltd. and its subsidiary companies for the calendar year ending December 31, 2002, together with a consolidating balance sheet of Alpena Power Resources, Ltd. and its subsidiary companies as of December 31, 2002, is attached hereto as Exhibit A and incorporated herein by reference.

                                    EXHIBIT C
                              ---------------------

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

         There are no EWG or foreign utility companies related to any of the associated companies in the holding company system.

         The above named claimant has caused this statement to be fully executed on its behalf by its authorized officer on the day of February, 2003.

                                        ALPENA POWER RESOURCES, LTD.
                                        (Name of claimant)

                                        By: /s/ Steven K. Mitchell
                                            ------------------------------------
                                            Steven K. Mitchell
                                            Executive Vice President/Treasurer

Corporate Seal

Attest:
/s/ Ann K. Burton
----------------------------------
Ann K. Burton
Vice President/Secretary

         Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Steven K. Mitchell
                       Executive Vice President/Treasurer
                              310 N. Second Avenue
                                Alpena, MI 49707

                                                                       Exhibit A
                                                                     Page 1 of 3

                  Alpena Power Resources, Ltd and Subsidiaries
                        Consolidating Statement of Income
                         For the Year Ending 12/31/2002


                                      Alpena      Alpena       Sunrise        West
                                      Power        Power         Side         Dock
                                    Resources     Company       Energy      Properties    Eliminations   Consolidated
Operating Revenues
  Utility                                        20,486,319                                      -616      20,485,703
  Rents                                                                       363,923          -6,000         357,923
  Royalties                                                                   228,983               0         228,983
                                  -----------------------------------------------------------------------------------
    Total Operating Revenues                 0   20,486,319            0      592,906          -6,616      21,072,609

Operating Expenses
  Purchased Power                                11,341,163                                         0      11,341,163
  Other Operation                                 3,527,249                    82,736         -17,666       3,592,319
  Maintenance                                       642,746                     1,016               0         643,762
  Depreciation and Amortization                   1,265,406                   182,817               0       1,448,223
  Property and Other Taxes                          853,698                    35,438               0         889,136
                                  -----------------------------------------------------------------------------------
    Total Operating Expenses                 0   17,630,262            0      302,007         -17,666      17,914,603
                                  -----------------------------------------------------------------------------------
Operating Income                             0    2,856,057            0      290,899          11,050       3,158,006

Other Income (Deductions)            1,255,200      106,992     -166,623       -2,970      -1,413,535        -220,936

Interest Charges                             0      991,058       55,489       99,198        -102,853       1,042,892
                                  -----------------------------------------------------------------------------------
Income Before Income Taxes           1,255,200    1,971,991     -222,112      188,731      -1,299,632       1,894,178

Income Taxes                           -75,805      638,978                                         0         563,173
                                  -----------------------------------------------------------------------------------
Net Income                           1,331,005    1,333,013     -222,112      188,731      -1,299,632       1,331,005

Cash Dividends on Preferred Stock                    59,309                                         0          59,309

                                  -----------------------------------------------------------------------------------
Earnings on Common Stock             1,331,005    1,273,704     -222,112      188,731      -1,299,632       1,271,696
                                  ===================================================================================

                                                                       Exhibit A
                                                                     Page 2 of 3

                  Alpena Power Resources, Ltd and Subsidiaries
                  Consolidating Statement of Retained Earnings
                         For the Year Ending 12/31/2002

                                              Alpena       Alpena      Sunrise       West
                                              Power        Power         Side        Dock
                                            Resources     Company       Energy    Properties  Eliminations   Consolidated
                  RETAINED EARNINGS

Balance at December 31, 2001                 6,644,113    6,409,320    -240,562     146,540    -6,315,298      6,644,113

Total Comprehensive Income                   1,110,827    1,112,835    -222,112     188,731    -1,079,454      1,110,827
Cash Dividends
  Common                                      -509,307     -791,123           0           0       791,123       -509,307
  Preferred                                    -59,309      -59,309           0           0        59,309        -59,309

                                           ------------------------------------------------------------------------------
Balance at December 31, 2002                 7,186,324    6,671,723    -462,674     335,271    -6,544,320      7,186,324

                                           Reconciliation of Net Income to Total Comprehensive Income

Net Income                                   1,331,005    1,333,013    -222,112     188,731    -1,299,632      1,331,005

Unrealized gains (losses) on securities         -1,069       -1,069           0           0         1,069         -1,069
Related tax benefit (expense)                      363          363           0           0          -363            363
Unfunded accumulated pension benefit          -332,534     -332,534           0           0       332,534       -332,534
Related tax (benefit) expense                  113,062      113,062           0           0      -113,062        113,062
                                           ------------------------------------------------------------------------------

Total Comprehensive Income                   1,110,827    1,112,835    -222,112     188,731    -1,079,454      1,110,827

                                                                       Exhibit A
                                                                     Page 3 of 3

     Alpena Power Resources, Ltd and Subsidiaries
             Consolidating Balance Sheet
                  December 31, 2002

                                                Alpena      Alpena      Sunrise        West
                                                Power        Power        Side         Dock
                        ASSETS                Resources     Company      Energy     Properties    Eliminations   Consolidated
Property & Investments
  Electric utility property, at cost                       39,083,769                                              39,083,769
  Non utility property, at cost                   64,319      190,734         380     3,191,331                     3,446,764
                                             ---------------------------------------------------------------------------------
                                                  64,319   39,274,503         380     3,191,331              0     42,530,533
  Less accumulated depreciation and amort         25,727   15,150,885         152       593,068                    15,769,832
                                             ---------------------------------------------------------------------------------
                                                  38,592   24,123,618         228     2,598,263              0     26,760,701
  Construction work in progress                               727,489                                                 727,489
                                             ---------------------------------------------------------------------------------
                                                  38,592   24,851,107         228     2,598,263              0     27,488,190
  Investment in Subsidiaries                  10,236,200                 -883,250                  -10,236,200       -883,250
  Other Investments                              250,000       23,540                   426,688                       700,228
                                             ---------------------------------------------------------------------------------
    Total Property and Investments            10,524,792   24,874,647    -883,022     3,024,951    -10,236,200     27,305,168

Current Assets
  Cash                                               783      106,929         566         3,830                       112,108
  Accounts Receivable-Net                                   1,605,963                     8,460         -1,818      1,612,605
  Notes Receivable                               105,000    2,536,000   1,090,000                   -2,641,000      1,090,000
  Dividends Receivable                           135,815                                              -135,815              0
  Federal Taxes Receivable                        65,594                                               -65,594              0
  Accrued Unbilled Revenues                                   769,351                                                 769,351
  Inventories                                                 120,295                                                 120,295
  Prepaid Expenses                                            648,370                    27,962                       676,332
  Deferred Federal Taxes                                      108,743                                                 108,743
                                             ---------------------------------------------------------------------------------
    Total Current Assets                         307,192    5,895,651   1,090,566        40,252     -2,844,227      4,489,434

Other Assets
  Deferred Debits                                             107,481                                                 107,481
  Goodwill                                                                627,816                                     627,816
  Deferred Federal Taxes                                    1,895,044                                               1,895,044
  Regulatory Assets                                           499,023                                                 499,023
                                             ---------------------------------------------------------------------------------
    Total Other Assets                                 0    2,501,548     627,816             0              0      3,129,364
                                             ---------------------------------------------------------------------------------
      Total Assets                            10,831,984   33,271,846     835,360     3,065,203    -13,080,427     34,923,966
                                             =================================================================================

            CAPITALIZATION AND LIABILITIES

Capitalization
  Preferred Stock                                             608,300                                                 608,300
  Common Stock                                 3,395,380    3,395,380                               -3,395,380      3,395,380
  Additional Paid-In Capital                                               17,500       279,000       -296,500              0
  Retained Earnings                            7,403,517    6,888,916    -462,674       335,271     -6,761,513      7,403,517
  Accum Other Comprehensive Income              -217,193     -217,193                                  217,193       -217,193
  Long-Term Debt                                            8,227,893     159,314     2,112,017     -1,325,000      9,174,224
                                             ---------------------------------------------------------------------------------
    Total Capitalization                      10,581,704   18,903,296    -285,860     2,726,288    -11,561,200     20,364,228

Current Liabilities
  Long-Term Debt Due Within One Year                        3,045,051      70,468        34,402                     3,149,921
  Short-Term Notes Payable                                    606,683   1,038,000       278,000     -1,316,000        606,683
  Accounts Payable                                 2,689    1,357,215         391        24,037         -1,818      1,382,514
  Federal Income Taxes                            10,197       65,594                                  -65,594         10,197
  Deferred Federal Taxes                                        1,174                                                   1,174
  Dividends Payable                              129,024      195,125                                 -135,815        188,334
  Other Accrued Liabilities                        1,401    1,214,035      12,361         2,476                     1,230,273
                                             ---------------------------------------------------------------------------------
    Total Current Liabilities                    143,311    6,484,877   1,121,220       338,915     -1,519,227      6,569,096

Deferred Credits and Non-Current Liabilities
  Deferred Federal Taxes                         106,969    3,105,174                                               3,212,143
  Deferred Investment Tax Credit                              309,479                                                 309,479
  Other Deferred Credits                                    4,159,402                                               4,159,402
  Regulatory Liabilities                                      309,618                                                 309,618
                                             ---------------------------------------------------------------------------------
    Total Def Credits and Non-Current Liab       106,969    7,883,673           0             0              0      7,990,642

                                             ---------------------------------------------------------------------------------
      Total Capitalization and Liabilities    10,831,984   33,271,846     835,360     3,065,203    -13,080,427     34,923,966
                                             =================================================================================